SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April 2011

Commission File Number: 001-34615

JinkoSolar Holding Co., Ltd.

1 Jinke Road,

Shangrao Economic Development Zone

Jiangxi Province, 334100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JinkoSolar Holding Co., Ltd. (Registrant)

Date: April 28, 2011	By:	/S/ LONGGEN ZHANG
	Name:	Longgen Zhang
	Title:	Chief Financial Officer

Exhibit Index

Exhibit 99.1 – Press Release

Exhibit 99.1

JinkoSolar Signs 50 MW Solar Module Supply Agreement with BULL PowerTech

SHANGHAI, China, April 28, 2011 – JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company”) (NYSE: JKS), a fast-growing and vertically-integrated solar power product manufacturer with low-cost operations based in China, announced today that it has entered into an agreement to supply a total of 50 megawatts (“MW”) of solar modules to BULL PowerTech GmbH (“BULL PowerTech”), the new solar business segment of BULL Holding AG, a worldwide leader in photovoltaic (“PV”) technology, supply and production.

Under the terms of the agreement, which is the first between the two companies, JinkoSolar’s solar modules will be delivered in 2011 under a co-branded label with BULL PowerTech.

“We are impressed with the quality of JinkoSolar’s modules and the level of customer service,” said Manuel Thaler, founder of Bull Holding AG. “Much like BULL Holding AG’s business, JinkoSolar’s business is growing rapidly. We are excited to work with them as we ramp up our market share and hope their solar modules can contribute to more projects going forward.”

Mr. Arturo Herrero, chief marketing officer at JinkoSolar, commented, “We are pleased to supply solar modules to BULL PowerTech, a fast-growing PV company with experienced management and deep knowledge of the solar industry, particularly in Austria and Germany. Our high-quality modules should be a good addition to BULL Holding’s growing portfolio. As we continue to execute on our strategy to build out our business in Europe and the rest of the world, we hope to develop a long-term relationship with BULL Holding and BULL PowerTech GmbH as well as increase our shipments to their regions.”

About JinkoSolar

JinkoSolar Holding Co., Ltd. (NYSE: JKS) is a fast-growing and vertically-integrated solar power product manufacturer with low-cost operations based in Jiangxi Province and Zhejiang Province in China and sales and marketing offices in Shanghai, China, Munich, Germany, San Francisco, U.S. and Bologna, Italy. JinkoSolar has built a vertically integrated solar product value chain with integrated annual capacity of 600 MW each for silicon wafers, solar cells and solar modules as of December 31, 2010. JinkoSolar distributes its photovoltaic products to a diversified customer base in the global PV market, including Italy, Germany, Belgium, Spain, the United States, France and other countries and regions. For more information about JinkoSolar, please visit www.jinkosolar.com.

About BULL PowerTech

The BULL Holding Group was founded in January 2006 with finance and PV business segments, achieving its breakthrough in the definitive future market of our time: photovoltaics. The objective is to offer our customers the best photovoltaic module in the world – produced in cooperation with first-class manufacturers, with the best technologies and under the strictest quality controls. Thanks to the excellent groundwork and longstanding connections with renowned manufacturers, the new solar business segment of BULL PowerTech achieves a production capacity of 200 MW in its first 2 years of operations in 2010 and 2011. For more information about BULL PowerTech and BULL Holding AG, please visit www.bull-holding.com.

Safe Harbor Statement

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve inherent risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar’s public filings with the Securities and Exchange Commission, including its annual report on 20-F. All information provided in this press release is as of April 28, 2011. Except as required by law, JinkoSolar undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For investor and media inquiries, please contact:

In China:

Yvonne Young

JinkoSolar Holding Co., Ltd.

Tel: +86-21-6106-4018

Email: ir@jinkosolar.com

Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-6284

Email: jks@ogilvy.com

In the U.S.:

Jessica Barist Cohen

Ogilvy Financial, New York

Phone: +1-646-460-9989

Email: jks@ogilvy.com